

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 16, 2017

Via E-mail
Mr. Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

> **Re:** **Hersha Hospitality Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-14765**

Dear Mr. Parikh:

We have reviewed your September 26, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2017 letter.

Form 10-K for the year ended December 31, 2016

Note 1. Organization and Summary of Significant Accounting Policies, page 68

Principles of Consolidation and Presentation, page 69

1.   We have considered your response to our prior comment one. Please address the following with respect to your segment analysis:

- Please elaborate on how you determined your operating segments meet the aggregation criteria of ASC 280-10-50-11 given that they do not share similar economic characteristics.
- We note from your response that no one operating segment meets or exceeds the quantitative thresholds described in ASC 280-10-50-12. Please tell us how you considered the guidance in ASC 280-10-50-14 as it pertains to the minimum threshold for consolidated revenue to be included in reportable segments.
- Please provide additional analysis to support your conclusion that the nature of your products and services are sufficiently similar. For example, please tell us how you concluded that an extended stay hotel is similar to a luxury hotel. Please ensure that your analysis considers the range of activities specific to your business.
- Additionally, please provide further analysis to support your conclusion that the types of customers are sufficiently similar. For example, please tell us how you concluded that a customer staying at one of your luxury hotels is similar to a customer staying at one of your transient or midscale hotels. Similar to the above, please ensure that your analysis considers the range of activities specific to your business.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities